15045308

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 28 2014
REGISTRATIONS BRANCH
17

SEC File Number
8-22543

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 10/01/13 and ending 09/30/14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
R.M. Stark & Co., Inc.

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
701 Southeast Sixth Avenue, Suite 203
(No. and Street)

Delray Beach	FL	33483
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Gary Stark (561)243-3815
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale, Suite 200
(No. and Street)

Chicago	Illinois	60631
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Gary L. Stark**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of R.M. Stark & Co., Inc. as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

MARY JANE AUMAIS
MY COMMISSION EXPIRES
July 27, 2017
#FF 032392
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Notice Pursuant to Rule 17a-5(f)(2) – STATEMENT REGARDING INDEPENDENT PUBLIC ACCOUNTANT UNDER RULE 17a-5(f)(2)

A. Broker or Dealer

a. Name: R.M. Stark & Co., Inc.
b. Address: 701 S.E. 6th Ave., Ste 203, Delray Beach Fl. 33483
c. Telephone: 561-243-3815
d. SEC Registration Number: B/D SEC File # 8-22543
e. FINRA Registration Number: CRD # 7612

B. Accounting Firm

a. Name: DeMarco Sciaccotta Wilkens & Dunleavy, LLP
b. Address: 1211 W. 22nd Street, Suite 110, Oak Brook, Illinois 60523
c. Telephone: (708) 489-1680
d. IL License Number 066-004292
e. PCAOB Registration Number: 5376

C. Audit Date Covered by the Agreement: September 30, 2014
(Month) (Day) (Year)

D. The Contractual Commitment to Conduct the Broker's or Dealer's Annual Audit:

a. (check one)

( ) Is for the annual audit only for the fiscal year ending ________.
(X) Is of a continuing nature providing for successive annual audits
*If this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

E. R.M. Stark & Co., Inc represents that the independent public accountant has undertaken the applicable items enumerated in paragraphs (g)(1) and (g)(2) of SEC Rule 17a-5.

R.M. Stark & Co., Inc. does not carry or clear customer accounts.

Signature: [signature]
Name: Jerry Desiderio
Title: Director of Compliance Date: August 27, 2014

R.M. STARK & CO., INC.

CONTENTS

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
R.M. Stark & Co., Inc.

We have audited the accompanying financial statements of R.M. Stark & Co., Inc. (the Company), which comprise the statement of financial condition as of September 30, 2014, and the related statements of income, changes in shareholder's equity and cash flows for the year ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of R.M. Stark & Co., Inc. as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplementary Information has been subjected to audit procedures performed in conjunction with the audit of R.M. Stark & Co., Inc.'s financial statements. The Supplementary Information is the responsibility of R.M. Stark & Co., Inc.'s management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
November 14, 2014

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

R.M. STARK & CO., INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2014

ASSETS

Cash	$ 876
Receivable from broker/dealers	492,973
Securities owned, at fair market value	919,288
Other	1,689
TOTAL ASSETS	$ 1,414,826

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 16,648
Commissions payable	271,176
Total Liabilities	$ 287,824
SHAREHOLDER'S EQUITY	
Common stock, no par value, authorized 2,000,000 shares, issued and outstanding 875 shares	$ 5,000
Additional paid-in capital	76,145
Retained earnings	1,045,857
Total Shareholder's Equity	$ 1,127,002
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,414,826

The accompanying notes are an integral part of these financial statements.